

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

<u>Via E-mail</u>
Kurtis A. Kramarenko
Chief Executive Officer
Cross Click Media Inc.
8275 S. Eastern Avenue, Suite 200-661
Las Vegas, NV 89120

>   **Re: Cross Click Media Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed October 10, 2014**
>   **File No. 000-55110**

Dear Mr. Kramarenko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your disclosure on page 3 to make clear the identity of the stockholder as MCKEA Holdings, LLC.

<u>Amendment to Articles of Incorporation, page 4</u>

<u>Purpose, page 4</u>

2. Please tell us whether you presently have any plans, proposals or arrangements, written or otherwise, to issue any of these authorized shares. If not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

Effect, page 4

3. Please explain the risk of potential dilution that may result from your recent issuance of 1,000,000 shares of preferred stock to MCKEA Holdings, LLC, in connection with this authorized increase from 450,000,000 shares of common stock to 2,990,000,000 shares.

Voting Securities and Principal Holders Thereof, page 4

4. Please revise your disclosure to make clear the following:
    - the company's total issued and outstanding shares of common stock;
    - the total outstanding voting power based upon issued and outstanding shares of common stock and Class B Convertible Preferred Stock
    - the total voting power held by MCKEA Holdings, LLC, including 26,555,560 shares of common stock and 1,000,000 shares of preferred stock, representing 3,000 votes per share, or 3,000,000,000 shares of common stock for voting purposes; and
    - Class B Convertible Preferred Stock is convertible to shares of your common stock, at the option of the holder, at any time, at a rate of 250 shares of common stock for each preferred share held. Also discuss the anti-dilution feature of the conversion right as explained in your Form 8-K filed October 9, 2014.

Forward-Looking Statements, page 6

5. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 4

6. Please note that beneficial ownership includes not only investment/dispositive power, but also voting power. Refer to Rule 13d-3(a) of the Exchange Act. Please revise footnote 5 to disclose the total voting power held by MCKEA Holdings, LLC, inclusive of common stock and preferred stock. Refer to Instructions 2 and 5 to Item 403 of Regulation S-K. Please make clear the rate at which the preferred stock may convert to common stock and the voting power of each share of preferred stock as it relates to common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gary Gottlieb
        Cross Click Media Inc.

        Joe Laxague
        Clark Corporate Law Group LLP